

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 28, 2016

<u>Via E-Mail</u>
Mary Ellen Schloth
President
Results-Based Outsourcing, Inc.
Wework Commons
South Station
745 Alantic Ave.
Boston, MA 02111

> **Re: Results-Based Outsourcing, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 1, 2016**
> **File No. 333-209836**

Dear Ms. Schloth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please correct the company's website address throughout your prospectus; the address you have provided does not link to an active website.

Coverpage, page 3

2.   Please ensure that the coverpage to your prospectus is one page. We note that the information required by Item 501 of Regulation S-K is currently on pages 3 and 4.

Prospectus Summary, page 8

3.   Please provide more detail with regard to your business model and the nature of your consulting work with SME companies. For example, do you provide the outsourced services or do you identify third parties to provide the services? Do you have relationships with third parties? What expertise does your company have that your clients do not? Describe the on-going nature of your business relationships that give rise to periodic payments.

4.   We note your disclosure that your total monthly overhead is "approximately $5,000;" however, this figure does not appear to include the $5,000 consulting fee due to the spouse of your sole executive officer and director. Please discuss this fee and disclose the nature of these consulting services with regard to your business model.

Risk Factors
A conflict of interest may arise with our consultant, page 12

5.   Please elaborate on the nature of the business which may give rise to a conflict.

Description of Business, page 24

6.   Please disclose the nature of any relationships you have with third parties who provide services to your clients. If no relationships exist, please disclose how you identify the businesses to provide outsourced services to your clients.

7.   Please provide further detail with regard to the consulting services you provide. For example, we note you offer an array of business consulting services but the sole employee of the corporation does not appear to have expertise in the areas you have identified.

8.   Please disclose the nature of the consulting arrangement you have with Mr. Schloth.

9.   Please describe the nature of the consulting you provide to your four current clients.

How we Engage Clients, page 30

10.   Please clarify that you are not incorporating information from your web site to this prospectus.

Directors and Executive Officers, page 51

11.   Please provide more detail with regard to the background business experience of your sole executive officer and director.

Certain Relationships and Related Transactions, page 54

12.   We note your reference to your related transaction policy, consistent with Delaware General Corporation law; please tell us how you determined the fairness of the related party transactions disclosed in this section.

13.   Please disclose the loan to MLH, an entity whose sole shareholder is your CEO, referred to in Note 5 of your financial statements. Please make conforming changes to page 54.

Exhibits

14.   Please file the WS Agreement as an exhibit with your next amendment.

15.   Please file any contract with a client upon which your business is dependent as required by Item 601(10)(ii)(B). In this regard, we note on page 7 you disclose that "[t]wo client's [sic] represented approximately 34% and 21% of [your] revenue to date" and your disclosure in note 2 to your financial statements that at year end, "four customers made up 90% of [your] gross revenue."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig E. Slivka, for

Pam A. Long
Assistant Director
Office of Manufacturing and
Construction